SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RESONANT INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

76118L 10 2

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L 10 2		13G

1	Names of Reporting Persons: Robert Hammond

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 426,666

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 426,666

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 426,666

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 6.1%

12	Type of Reporting Person (See Instructions): IN

CUSIP No. 76118L 10 2		13G

Item 1	(a).	Name of Issuer: Resonant Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 110 Castilian Drive, Suite 100 Goleta, California 93117

Item 2	(a).	Name of Person Filing: Robert Hammond
Item 2	(b).	Address of Principal Business Office or, if none, Residence: Robert Hammond Resonant Inc. 110 Castilian Drive, Suite 100 Goleta, California 93117
Item 2	(c).	Citizenship: United States
Item 2	(d).	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2	(e).	CUSIP Number: 76118L 10 2

Item 3.		Not Applicable

Item 4.	Ownership:
	(a)	Amount beneficially owned as of December 31, 2014: 426,666*

* Consists of (i) 343,333 shares of common stock held of record by Mr. Hammond and (ii) 83,333 shares of common stock issuable pursuant to outstanding warrants exercisable within 60 days of December 31, 2014.

	(b)	Percent of class: 6.1% Based on 6,931,984 outstanding shares as of December 31, 2014.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 426,666
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 426,666
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

CUSIP No. 76118L 10 2	13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

CUSIP No. 76118L 10 2	13G

Item 10.	Certifications:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

/s/ ROBERT HAMMOND
ROBERT HAMMOND